REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2006

                        Commission File Number: 011-16245

                            W.P. STEWART & CO., LTD.
                 (Translation of Registrant's Name Into English)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F |X|              Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)1:___

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7:___

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_|                     No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

                            W.P. STEWART & CO., LTD.

Form 6-K:  Table of Contents

1. Unaudited Condensed Consolidated Financial Statements of W.P. Stewart & Co., Ltd. as of March 31, 2006 and for the three months ended March 31, 2006 and 2005

2.    Interim Financial Report

3.    Exhibit - Press release dated April 27, 2006

4.    Exhibit - Press release dated May 10, 2006

5.    Exhibit - Press release dated June 15, 2006

                           Forward-Looking Statements

      Certain  statements  in  this  Report  on  Form  6-K  are  forward-looking statements, including, without limitation, statements concerning our assumptions, expectations, beliefs, intentions, plans or strategies regarding the future. Such forward-looking statements are based on beliefs of our management as well as on estimates and assumptions made by and information currently available to our management. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in the Annual Report on Form 20-F of W.P. Stewart & Co., Ltd. as well as the following:

      o     general economic and business conditions;

      o     a challenge to our U.S. tax status;

      o     industry capacity and trends;

      o     competition;

      o     the loss of major clients;

      o     changes in demand for our services;

      o changes in, or inability to implement, business strategy or development plans;

      o changes in the laws and/or regulatory circumstances in Bermuda, the United States, the United Kingdom, Ireland, The Netherlands or other jurisdictions;

      o the adverse effect from a decline or volatility in the securities market in general or our products' performance;

      o     changes in contingent liabilities;

      o quality of management and the ability to attract and retain qualified personnel;

      o actions taken or omitted to be taken by third parties including our shareholders, clients, competitors and legislative, regulatory, judicial and governmental authorities; and

      o     availability, terms and deployment of capital.

      Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned. We do not intend to review or revise any particular forward-looking statements made in this Report on Form 6-K in light of future events. You are cautioned not to put undue reliance on any forward-looking statements.

                            W.P. Stewart & Co., Ltd.
       Unaudited Condensed Consolidated Statements of Financial Condition

                                                                                            March 31,        December 31,
                                                                                               2006              2005
                                                                                          ---------------   ---------------
                                                                                           (unaudited)
                                        Assets:
 Cash and cash equivalents                                                                $   67,625,934    $   64,566,799
 Fees receivable                                                                               5,339,016         4,530,566
 Receivable from clearing broker                                                                 884,591           975,603
 Investments in unconsolidated affiliates (net of accumulated amortization
   of $432,453 and $411,860 at March 31, 2006 and December 31, 2005, respectively)             3,861,043         3,829,391
 Receivables from affiliates, net                                                                416,942         6,006,088
 Investments, available for sale (cost $9,012,995 and $8,861,345 [primarily municipal
   securities] at March 31, 2006 and December 31, 2005, respectively)                          8,850,986         8,756,877
 Investment in aircraft (net of accumulated depreciation of $21,700,474 and $21,450,140
   at March 31, 2006 and December 31, 2005, respectively)                                        751,001         1,001,335
 Goodwill                                                                                      5,631,797         5,631,797
 Intangible assets (net of accumulated amortization of $37,599,004 and $36,513,924
   at March 31, 2006 and December 31, 2005, respectively)                                     48,232,456        49,317,537
 Furniture, equipment, software and leasehold improvements (net of accumulated depreciation and amortization of $5,832,436 and $5,621,096 at March 31, 2006
   and December 31, 2005, respectively)                                                        3,414,427         3,432,340
 Interest receivable on shareholders' notes                                                       39,680            40,700
 Income taxes receivable                                                                       1,989,846         1,464,058
 Other assets                                                                                  2,685,891         3,027,281
                                                                                          ---------------   ---------------

                                                                                          $  149,723,610    $  152,580,372
                                                                                          ===============   ===============

                         Liabilities and Shareholders' Equity:

Liabilities:
 Loans payable                                                                            $   15,208,962    $   15,412,341
 Employee compensation and benefits payable                                                    1,574,408         4,213,626
 Fees payable                                                                                  3,095,476         3,097,377
 Vendor payables                                                                               4,220,463         3,057,694
 Accrued expenses and other liabilities                                                        4,900,000         4,900,000
                                                                                          --------------    ---------------
                                                                                              28,999,309        30,681,038
                                                                                          --------------    ---------------

Minority Interest                                                                                281,063           254,348
                                                                                          --------------    ---------------

Shareholders' Equity:
 Common shares, $0.001 par value (125,000,000 shares authorized; 47,338,407 and
   46,837,855 shares issued and outstanding at March 31, 2006 and December 31,
   2005, respectively)                                                                            47,338            46,838
 Additional paid-in-capital                                                                  110,129,427        99,302,120
 Unearned compensation                                                                       (24,848,129)      (13,856,472)
 Accumulated other comprehensive income                                                          397,944           429,924
 Retained earnings                                                                            36,259,086        37,519,609
                                                                                          ---------------   ---------------
                                                                                             121,985,666       123,442,019

Less: notes receivable for common shares                                                      (1,542,428)       (1,797,033)
                                                                                          ---------------   ---------------

                                                                                             120,443,238       121,644,986
                                                                                          ---------------   ---------------

                                                                                          $  149,723,610    $  152,580,372
                                                                                          ===============   ===============


   The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statements of Operations
               For the Three Months Ended March 31, 2006 and 2005

                                                                                               2006              2005
                                                                                          --------------    --------------
Revenue:
  Fees (includes fees from affiliates of $1,424,799 and $1,191,351
    for 2006 and 2005, respectively)                                                      $   27,187,308    $   27,235,901
  Commissions                                                                                  8,260,794         7,189,398
  Interest and other                                                                             798,077           408,497
                                                                                          --------------    --------------

                                                                                              36,246,179        34,833,796
                                                                                          --------------    --------------

Expenses:
  Employee compensation and benefits                                                           7,738,837         7,227,596
  Fees paid out                                                                                2,174,908         1,887,350
  Commissions, clearance and trading                                                           1,642,079         1,486,802
  Research and administration                                                                  3,629,544         3,736,034
  Marketing                                                                                    1,711,094         1,539,959
  Depreciation and amortization                                                                1,575,794         2,043,389
  Other operating                                                                              2,762,137         2,678,969
                                                                                          --------------    --------------
                                                                                              21,234,393        20,600,099
                                                                                          --------------    --------------

Income before taxes                                                                           15,011,786        14,233,697

Provision for taxes                                                                            2,347,675         1,423,370
                                                                                          --------------    --------------

Net income                                                                                $   12,664,111    $   12,810,327
                                                                                          ==============    ==============
Earnings per share:

Basic earnings per share                                                                  $         0.28    $         0.28
                                                                                          ==============    ==============

Diluted earnings per share                                                                $         0.28    $         0.28
                                                                                          ==============    ==============


   The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
 Unaudited Condensed Consolidated Statements of Changes in Shareholders' Equity
               For the Three Months Ended March 31, 2006 and 2005

                                                         Common Shares             Additional
                                                   ---------------------------      Paid-In         Unearned
                                                     Shares         Amount          Capital       Compensation
                                                   ------------   ------------   --------------   --------------
Balance @ December 31, 2005                         46,837,855    $    46,838    $  99,302,120    $ (13,856,472)

  Issuance of common shares, @ $0.001 par value
    Cash
    Notes receivable
    Restricted shares                                  667,500            667       14,070,233      (14,070,900)

  Repurchase and cancellation of common
   shares, @ $0.001 par value                          (33,786)           (34)        (557,435)

  Cancellation of common shares, @ $0.001
   par value                                            (6,010)            (6)         (77,612)

  Forfeiture of common shares, @ $0.001
   par value                                          (127,152)          (127)      (2,800,610)       2,800,737

  Non-cash compensation                                                                192,731          278,506

  Net income

  Dividends ($0.30 per share)

  Other comprehensive income

  Proceeds from notes receivable
    for common shares
                                                   ------------   ------------   --------------   --------------

Balance @ March 31, 2006                            47,338,407    $    47,338    $ 110,129,427    $ (24,848,129)
                                                   ============   ============   ==============   ==============

Balance @ December 31, 2004                         46,113,462    $    46,113    $  82,344,878    $  (2,084,325)

  Issuance of common shares, @ $0.001 par value
    Cash                                                 5,150              5          106,271
    Notes receivable
    Restricted shares                                  282,035            282        6,319,820       (6,320,102)

  Cancellation of common shares, @ $0.001
   par value                                              (161)            --           (2,651)

  Non-cash compensation                                                                153,779          606,250

  Net income

  Dividends ($0.30 per share)

  Other comprehensive income

  Proceeds from notes receivable
    for common shares
                                                   ------------   ------------   --------------   --------------
Balance @ March 31, 2005                            46,400,486    $    46,400    $  88,922,097    $  (7,798,177)
                                                   ============   ============   ==============   ==============

                                                    Accumulated
                                                       Other
                                                   Comprehensive      Retained         Notes
                                                      Income          Earnings       Receivable         Total
                                                   --------------   -------------   -------------   --------------
Balance @ December 31, 2005                        $     429,924    $ 37,519,609    $ (1,797,033)   $ 121,644,986

  Issuance of common shares, @ $0.001 par value
    Cash                                                                                                       --
    Notes receivable                                                                                           --
    Restricted shares                                                                                          --

  Repurchase and cancellation of common
   shares, @ $0.001 par value                                                                            (557,469)

  Cancellation of common shares, @ $0.001
   par value                                                                              77,618               --

  Forfeiture of common shares, @ $0.001
   par value                                                                                                   --

  Non-cash compensation                                                   77,582                          548,819

  Net income                                                          12,664,111                       12,664,111

  Dividends ($0.30 per share)                                        (14,002,216)                     (14,002,216)

  Other comprehensive income                             (31,980)                                         (31,980)

  Proceeds from notes receivable
    for common shares                                                                    176,987          176,987
                                                   --------------   -------------   -------------   --------------

Balance @ March 31, 2006                           $     397,944    $ 36,259,086    $ (1,542,428)   $ 120,443,238
                                                   ==============   =============   =============   ==============

Balance @ December 31, 2004                        $     984,626    $ 53,204,705    $ (3,066,716)   $ 131,429,281

  Issuance of common shares, @ $0.001 par value
    Cash                                                                                                  106,276
    Notes receivable                                                                                           --
    Restricted shares                                                                                          --

  Cancellation of common shares, @ $0.001
   par value                                                                               2,651               --

  Non-cash compensation                                                                                   760,029

  Net income                                                          12,810,327                       12,810,327

  Dividends ($0.30 per share)                                        (13,839,601)                     (13,839,601)

  Other comprehensive income                            (155,801)                                        (155,801)

  Proceeds from notes receivable
    for common shares                                                                    440,400          440,400
                                                   --------------   -------------   -------------   --------------

Balance @ March 31, 2005                             $ 828,825      $ 52,175,431    $ (2,623,665)   $ 131,550,911
                                                   ==============   =============   =============   ==============


   The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statements of Cash Flows
               For the Three Months Ended March 31, 2006 and 2005

                                                                              2006            2005
                                                                          -------------   -------------
Cash flows from operating activities:
  Net income                                                              $ 12,664,111    $ 12,810,327
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      (Gain)/loss on sale of available for sale securities                     (35,665)         (9,556)
      Unrealized (gain)/loss on available for sale securities                   (4,860)             --
      Amortization of bond premium                                             108,316          64,875
      Depreciation and amortization                                          1,575,794       2,043,389
      Equity in income of unconsolidated affiliates                            (52,245)        116,438
      Non-cash compensation                                                    548,819         760,029
      Minority interest                                                         26,715              --
  Changes in operating assets and liabilities:
      Fees receivable                                                         (808,450)        557,183
      Receivable from clearing broker                                           91,012        (979,599)
      Receivables from affiliates, net                                       5,589,146      13,505,940
      Income taxes receivable                                                 (525,788)     (1,325,653)
      Interest receivable on shareholders' notes                                 1,020           3,917
      Other assets                                                             341,390       1,002,300
      Employee compensation and benefits payable                            (2,639,218)     (4,534,452)
      Fees payable                                                              (1,901)       (839,294)
      Vendor payables                                                        1,162,769         (70,450)
                                                                          -------------   -------------

        Net cash provided by operating activities                           18,040,965      23,105,394
                                                                          -------------   -------------

Cash flows (used for) investing activities:
  Proceeds from sale of available for sale securities                        1,720,664       1,684,557
  Purchase of available for sale securities                                 (1,955,484)     (2,342,392)
  Investment in unconsolidated affiliate                                            --              --
  Cash dividends paid on shares subject to repurchase                               --              --
  Purchase of furniture, equipment, software and leasehold improvements       (201,872)       (208,742)
                                                                          -------------   -------------

        Net cash (used for) investing activities                              (436,692)       (866,577)
                                                                          -------------   -------------

Cash flows (used for) financing activities:
  Payments on loans payable                                                   (203,379)       (197,090)
  Proceeds from issuance of common shares                                           --         106,276
  Repurchase of common shares                                                 (557,469)             --
  Proceeds from notes receivable for common shares                             176,987         440,400
  Dividends to shareholders                                                (14,002,216)    (13,839,601)
                                                                          -------------   -------------

        Net cash (used for) financing activities                           (14,586,077)    (13,490,015)

Effect of exchange rate changes in cash                                         40,939         (89,038)
                                                                          -------------   -------------

Net increase in cash and cash equivalents                                    3,059,135       8,659,764

Cash and cash equivalents, beginning of period                              64,566,799      51,859,146
                                                                          -------------   -------------

Cash and cash equivalents, end of period                                  $ 67,625,934    $ 60,518,910
                                                                          =============   =============

Supplemental disclosures of cash flows information
  Cash paid during the period for:

        Income taxes                                                      $  3,080,767    $  2,747,128
                                                                          =============   =============
        Interest                                                          $    246,789    $    192,121
                                                                          =============   =============

Supplemental Schedule of Non-Cash Investing and Financing Activities:

The Company cancelled outstanding notes of $77,618 and $2,651 for the three months ended March 31, 2006 and 2005, respectively (see Note 8).

The Company issued 667,500 and 282,035 common shares for the three months ended March 31, 2006 and 2005, recorded with a fair value of $14,070,900 and $6,320,102, respectively, and cancelled 127,152 forfeited restricted common shares for the three months ended March 31, 2006 recorded with a fair value of $2,800,737 (see Note 11).


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                    NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

The accompanying financial statements of W.P. Stewart & Co., Ltd., a Bermuda exempt company incorporated on August 16, 1996 and a registered investment adviser under the United States of America ("U.S.") Investment Advisers Act of 1940, as amended, ("WPS & Co., Ltd." and, together with its subsidiaries, the "Company") are presented on a condensed consolidated basis.

These condensed consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements in the Annual Report on Form 20-F of the Company for the year ended December 31, 2005. The condensed consolidated financial information as of and for the year ended December 31, 2005 has been derived from audited consolidated financial statements not included herein. Certain reclassifications have been made to prior-period amounts to conform to the current-year presentation. All material inter-company transactions and balances have been eliminated.

The unaudited condensed financial statements include all adjustments, consisting only of normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results in the interim periods. Interim period operating results for the three months ended March 31, 2006 are not necessarily indicative of results that may be expected for the entire year or any other period.

For the three months ended March 31, 2006 and 2005, the consolidated Company consisted of several worldwide affiliated entities under common control, which provide investment advisory and related services including securities brokerage.

NOTE 2: BUSINESS ACQUISITIONS

In 1999 the Company acquired 50% of TPRS Services N.V. ("TPRS") and 100% of NS Money Management (Bermuda) Limited ("NSMM") and First Long Island Investors, Inc. ("FLII"). On December 29, 2000, the Company acquired the remaining 50% of TPRS. The repurchase provisions of the acquisition agreements specified that 80% of the Company's common shares issued in connection therewith could be repurchased ("contingently returnable shares") at par value by the Company up to a maximum of 20% per year as of January 1, 2000, 2001, 2002 and 2003, except in the case of the December 29, 2000 TPRS acquisition where the reference dates were July 1, 2001, 2002, 2003 and 2004, if assets under management which were part of the acquisitions decreased below defined reference amounts at the specified dates and were not replaced.

The recorded purchase price for each acquisition was determined by the sum of:

      1. the number of shares issued on acquisition not subject to repurchase multiplied by the fair value of each of those shares at acquisition date;

      2. the number of shares that cease to be subject to repurchase at each anniversary date multiplied by the fair value of each of those shares at that date; and

      3.    the cumulative cash dividends paid on shares subject to repurchase.

The shares issued in connection with the TPRS, NSMM and FLII acquisitions were initially reported in shareholders' equity (within share capital and as a contra-equity account captioned "contingently returnable shares") at their issuance prices as of the dates the acquisitions were consummated. On the dates on which the contingently returnable shares ceased to be subject to repurchase, the contra-equity account was relieved and any difference between the initial issue price and the then current fair value of the shares was charged or credited to additional paid-in capital, and the purchase price was adjusted for the fair value of the shares. Cash dividends on shares no longer subject to repurchase were recorded as a reduction of shareholders' equity.

Intangible assets arising from the Company's business acquisitions are comprised primarily of customer relationships.

The following table shows information for each acquisition as of and for the three months ended March 31, 2006.

                      Aggregate    Shares Not      Purchase       Intangible
                      Number of    Subject to       Price        Amortization
   Acquisition         Shares      Repurchase     Allocation    for the Period
   -----------       -----------   -----------   ------------   --------------

   TPRS                1,966,000     1,966,000   $ 42,367,772   $      649,158
   NSMM                  863,831       863,831     17,042,406               --
   FLII                1,200,000     1,200,000     23,703,088          384,070
                     -----------   -----------   ------------   --------------
                       4,029,831     4,029,831   $ 83,113,266   $    1,033,228
                     ===========   ===========   ============   ==============

The following table shows information for each acquisition as of and for the year ended December 31, 2005.

                      Aggregate    Shares Not      Purchase       Intangible
                      Number of    Subject to       Price        Amortization
   Acquisition         Shares      Repurchase     Allocation     for the Year
   -----------       -----------   -----------   ------------   --------------

   TPRS                1,966,000     1,966,000   $ 42,367,772   $    2,596,633
   NSMM                  863,831       863,831     17,042,406          953,839
   FLII                1,200,000     1,200,000     23,703,088        1,536,279
                     -----------   -----------   ------------   --------------
                       4,029,831     4,029,831   $ 83,113,266   $    5,086,751
                     ===========   ===========   ============   ==============

NOTE 3: EARNINGS PER SHARE

                                                         Three Months Ended March 31,
                                                        -----------------------------
                                                            2006             2005
                                                        -------------     -----------
Basic Earnings Per Share:

Net income                                              $  12,664,111     $12,810,327
                                                        =============     ===========
Weighted average basic shares outstanding                  45,844,791      45,491,565
                                                        -------------     -----------
Net income per share                                    $        0.28     $      0.28
                                                        =============     ===========
Diluted Earnings Per Share:

Net income                                              $  12,664,111     $12,810,327
                                                        =============     ===========
Weighted average basic shares outstanding                  45,844,791      45,491,565
                                                        =============     ===========
Add: Unvested shares, contingently returnable shares,
     unvested options, vested unexercised options and
     dilutive potentially issuable common shares               96,478         369,699
                                                        -------------     -----------
Weighted average diluted shares outstanding                45,941,269      45,861,264
                                                        -------------     -----------
Net income per share                                    $        0.28     $      0.28
                                                        =============     ===========

Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested shares issued to employees of the Company or its affiliates, contingently returnable shares, unvested options, vested unexercised options and potentially issuable common shares. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and the dilutive effect of unvested options, vested unexercised options issued to employees of the Company or its affiliates and potentially issuable common shares using the treasury stock method.

On March 31, 2006 and 2005, respectively, 47,338,407 and 46,400,486 shares were issued and outstanding. The shareholders of record are entitled to full voting rights and dividends on these shares; 1,493,615 and 906,947 of these shares were unvested and held by the Company's or affiliates' employees on March 31, 2006 and 2005, respectively.

NOTE 4: COMPREHENSIVE INCOME

The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

                                                                      Three Months Ended March 31,
                                                                     -------------------------------
                                                                         2006             2005
                                                                     --------------   --------------
Net income                                                           $  12,664,111    $  12,810,327

Other comprehensive income, net of tax:

  Reclassification adjustment for unrealized gains / (losses) on
    available for sale securities included in interest and other            19,867           15,731

  Unrealized (losses) / gains on available for sale securities             (92,786)         (82,494)

  Foreign currency translation adjustment                                   40,939          (89,038)
                                                                     --------------   --------------

Comprehensive income                                                 $  12,632,131    $  12,654,526
                                                                     ==============   ==============

NOTE 5: RELATED PARTY TRANSACTIONS

Research and administrative expenses include travel expenses of $439,464 and $600,505 for the three months ended March 31, 2006 and 2005, respectively, which were paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company.

The Company has entered into an agreement pursuant to which, either Shamrock or an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company. These costs, reflected in research and administration expenses, include $752,514 and $787,008 for the three months ended March 31, 2006 and 2005, respectively.

A portion of the office space located in New York includes space occupied by Stewart family interests. W.P. Stewart & Co., Inc. ("WPSI") is reimbursed on a monthly basis for rent and other costs associated with the space, which amounted to $40,419 and $37,132 for the three months ended March 31, 2006 and 2005, respectively. These amounts are based upon the actual space utilized in each of those periods.

The Company pays solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by certain accounts, as directed by those clients to a beneficial owner of a minority interest of the Company. Such payments amounted to $2,019 and $1,595 for the three months ended March 31, 2006 and 2005, respectively.

The Company pays Bowen Asia Limited ("Bowen"), an unconsolidated affiliate of the Company, the principal owners of which are an executive officer and a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory, and research services. Such costs amounted to $426,766 and $281,441 for the three months ended March 31, 2006 and 2005, respectively. The Company receives solicitation fees from Bowen Capital Management ("BCM"), a subsidiary of Bowen, for client referrals to BCM. Total solicitation fees received from BCM for the three months ended March 31, 2006 and 2005 were $1,711 and $1,507, respectively.

The Company pays Carl Spangler Kapitalanlageges. m.b.H., which is controlled by Bankhaus Carl Spangler & Co. AG, the Chief Executive Officer of which is one of the Company's directors, fees for solicitation services. These fees amounted to $212,312 and $173,107 for the three months ended March 31, 2006 and 2005, respectively.

The Company paid Appleby Spurling Hunter & Appleby Corporate Services (formerly Appleby, Spurling & Kempe and A.S. & K. Services Ltd.), of which, prior to March 31, 2005 one of the Company's directors was a senior partner, fees for various legal, corporate administrative and secretarial services. Such fees for services amounted to $3,552 for the three months ended March 31, 2005.

Certain directors of the Company serve as directors of funds from which the Company receives investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $2,257,229 and $3,006,395 for the three months ended March 31, 2006 and 2005, respectively.

The Company owns a 40% interest in Kirk Management Ltd., a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda, of which, prior to 2004 one of the Company's directors was the Chief Executive Officer. Such director remains a non-executive director of The Bank of Bermuda and during the period from May 2005 through March 31, 2006 was as an executive officer of the Company. Kirk Management Ltd. also owns and leases to the Company its Hamilton, Bermuda headquarters. Included in research and administration expenses is rent expense of $45,000 for each of the three month periods ended March 31, 2006 and 2005.

Included in receivables from affiliates, net, at March 31, 2006 and 2005 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date.

Included in investments available for sale at March 31, 2005 is the amount of $879,001, which was an investment in various funds managed by WPS Dublin, a wholly-owned subsidiary of the Company.

Included in research and administration expenses for the three months ended March 31, 2006 and 2005 is rent expense in the amounts of $45,703 and $49,815, respectively, which is paid to a company owned by the former principals of W.P. Stewart Asset Management (Europe) N.V., one of whom is an executive officer of the Company.

Included in other operating expenses for the three months ended March 31, 2006 and 2005, are contributions in the amounts of $125,000 and $102,500, respectively, paid to the W.P. Stewart & Co. Foundation, Inc., a private charitable foundation.

NOTE 6: LONG-TERM DEBT

On July 10, 2003, WPS Aviation Holdings LLC entered into a 10-year amortizing loan agreement with General Electric Capital Corporation ("GECC") to continue to finance its obligations under the purchase agreement relating to the purchase of a Challenger aircraft. The purpose of this new agreement was solely to consolidate all prior obligations to GECC and to reduce the fixed interest rates under the previous obligations. This new loan was for the principal sum of $17,278,264 at a floating per annum simple interest rate, as defined in the loan agreement as the contract rate, to be paid in 120 monthly installments and a final installment of $8,608,913 plus any outstanding interest. The contract rate of interest is equal to the sum of (i) two and 25/100 percent (2.25%) per annum plus (ii) a variable per annum interest rate equal to the rate listed for one month commercial paper (non-financial). The first monthly periodic installment was due and paid on August 10, 2003 with installments due and payable on the same day of each succeeding month. The loan is collateralized by the Challenger aircraft.

The loan documents require the Company to maintain certain financial ratios and a minimum level of $15 million of tangible net worth (as defined in the loan documents).

Interest expense on long-term debt totaled $246,580 and $180,436 for the three months ended March 31, 2006 and 2005, respectively.

NOTE 7: COMMITMENTS AND CONTINGENCIES

At March 31, 2006, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of W.P. Stewart & Co. (Europe) Ltd.'s landlord. The latter amount is guaranteed by the Company, and is collateralized by a fixed deposit cash account in the same amount, which will remain intact over the term of the lease and is reflected in other assets at March 31, 2006 and 2005.

W.P. Stewart Securities Limited ("WPSSL") conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-settlement basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. As the right to charge WPSSL has no maximum amount, and applies to all trades executed through the clearing broker, WPSSL believes there is no maximum amount assignable to this right. At March 31, 2006, WPSSL has recorded no liability with respect to this right. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.

W.P. Stewart Asset Management Ltd. ("WPSAM") serves as investment adviser to W.P. Stewart Holdings N.V. ("WPSH NV"), our mutual fund listed on Euronext Amsterdam. This fund pays WPSAM a fixed fee of 25 basis points per annum and a 10% performance fee. As per the terms of the investment advisory agreement, the performance fee is payable annually in arrears and is calculated as 10% of the change in WPSH NV's net asset value per share from valuation date to valuation date, multiplied by the number of shares outstanding as of the earlier of the two dates. However, if the calculation were to produce a negative figure, that amount would be treated as a credit against future performance fees. If the advisory agreement were to be terminated by the investment adviser, the remaining negative balance, if any, would have to be paid back to WPSH NV by the investment adviser. At March 31, 2006, there is no intention by WPSAM, the investment adviser, to terminate the investment advisory agreement nor is there any negative balance.

The Company has committed to make future issuances of 800,000 common shares as non-cash incentive employee compensation. The commitments made by the Company to issue such shares are conditioned upon the satisfaction of certain individual employee performance conditions relating to Company profitability, investment performance or both. Any shares that may be issued by the Company in the future in satisfaction of those commitments will be restricted shares. When issued, these restricted shares will remain subject to vesting requirements over time, with limited exceptions permitting accelerated or immediate vesting. The dilutive effect of these potentially issuable common shares is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128").

The Company is involved in a legal action with a vendor arising in the ordinary course of business. Management believes, based on currently available information, that the results of such proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 8: NOTES RECEIVABLE FOR COMMON SHARES

Pursuant to employee or director purchase agreements for common shares, in the event a purchaser is no longer in the employment of, or no longer serves as a director of, the Company or any of its affiliates, the purchaser shall transfer to the Company all rights to the shares that have not vested at the time of such termination. The remaining balance of the outstanding notes receivable related to the unvested shares shall be abated.

Pursuant to the terms of the purchase agreements,  during the three months ended
March  31,  2006,   6,010  unvested  common  shares  of  former  employees  were repurchased and their installment notes totaling $77,618 were abated.

Future minimum payments, expected to be received, on notes receivable for common shares as of March 31, 2006 are as follows:

        2006 (9 months)                        $    447,007
        2007                                        454,181
        2008                                        382,477
        2009                                        193,851
        2010                                         52,238
        Thereafter (through 2011)                    12,674
                                               ------------
                                               $  1,542,428
                                               ============

Interest income on all such notes was $34,497 and $56,915 for the three months ended March 31, 2006 and 2005, respectively.

NOTE 9: 2001 EMPLOYEE EQUITY INCENTIVE PLAN

The W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, as amended (the "Plan") provided for awards of common shares of the Company, to be granted to eligible employees of the Company and its affiliates in the form of restricted common shares and/or options. The exercise price of the options is equal to the market value of the Company's shares on the date of the grant. All awards that vest are exercisable in equal annual amounts on each of the first seven anniversaries of the grant dates. The dilutive effect of unvested options and vested unexercised options is included in the weighted average diluted shares outstanding in accordance with SFAS No. 128.

As provided in the Plan, as of July 24, 2004 no further grants may be awarded under the Plan. However, all previously issued grants will extend beyond that date as expressly provided for in the Plan documents.

During the three months ended March 31, 2005, pursuant to the terms of the Plan, 4,950 and 200 vested employee share options granted in 2001 and 2002, respectively, were exercised for an aggregate amount of $106,276.

During the three months ended March 31, 2006, pursuant to the terms of the Plan, 105,851 and 9,285 unexercised options granted in 2001 and 2002, respectively, were forfeited by former employees of the Company. For the three months ended March 31, 2005, pursuant to the terms of the Plan, 342 unexercised options granted in 2001 were forfeited by former employees of the Company.

NOTE 10: SHARE OPTIONS

On January 1, 2003, the Company began to account for share-based employee compensation in accordance with the fair value method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS No. 148"), using the prospective adoption method. Under this method of adoption, compensation expense is recognized based on the fair value of the share options granted in 2003 and future years over the related vesting periods. The amount of share-based compensation recognized under SFAS No. 123 for the three months ended March 31, 2006 and 2005, for share options granted in 2003, was $961 and $1,118, respectively. There were no share options granted during 2004, 2005 or during the three months ended March 31, 2006.

The options outstanding as of March 31, 2006 and 2005 for grants awarded during the year ended December 31, 2003, are set forth below:

                                           Weighted Average
                              Options    Remaining Contractual  Weighted Average
March 31,  Exercise Prices  Outstanding      Life (Years)        Exercise Price
---------  ---------------  -----------  ---------------------  ----------------

  2006         $20.20         65,250               5                 $20.20

  2005         $20.20         65,250               6                 $20.20

Share options granted for all periods prior to January 1, 2003 were accounted for under the intrinsic value-based method as prescribed by APB No. 25. Therefore, no compensation expense was recognized for those share options that had no intrinsic value on the date of grant. The dilutive effect of these options is included in the weighted average diluted shares outstanding in accordance with SFAS No. 128.

In December 2004, the Financial Accounting Standards Board ("FASB") published Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS No. 123R include stock options, restricted share awards, certain performance-based awards, share appreciation rights, and employee share purchase plans. The Company has adopted the revised standard as of January 1, 2005 (See Note 11). The effect of adopting SFAS No. 123R resulted in an increase in compensation expense for the three months ended March 31, 2006 and 2005 of $122,092 and $53,039, respectively.

The options outstanding as of March 31, 2006 and 2005 for grants made prior to January 1, 2003 are set forth below:

                                           Weighted Average
                              Options    Remaining Contractual  Weighted Average
March 31,  Exercise Prices  Outstanding      Life (Years)        Exercise Price
---------  ---------------  -----------  ---------------------  ----------------

           $20.80 - $25.65      332,845            3                 $20.84

           $16.58 - $28.42      338,308            4                 $22.08
                            -----------

  2006                          671,153
                            ===========

           $20.80 - $25.65      667,248            4                 $20.90

           $16.58 - $28.42      422,724            5                 $21.86
                            -----------
  2005                        1,089,972
                            ===========

Options exercisable at March 31, 2006 and 2005 were 175,568 and 203,169, respectively.

NOTE 11: RESTRICTED SHARES

During the three months ended March 31, 2006, 22,500 restricted shares were granted to certain non-employee directors of the Company and 645,000 restricted shares were granted as employee non-cash compensation.

During the three months ended March 31, 2006, 127,152 restricted shares were forfeited by former employees of the Company. Non-cash compensation of $616,835 relating to the forfeited shares that had been charged to compensation expense prior to January 1, 2006, was reversed during the three months ended March 31, 2006 and dividends of $77,582 paid on those forfeited shares prior to January 1, 2006, was charged to compensation expense during the three months ended March 31, 2006.

During the three months ended March 31, 2005, 19,500 restricted shares were granted to certain non-employee directors of the Company and 262,535 restricted shares were granted as employee non-cash compensation.

These shares are subject to vesting schedules and resale restrictions set forth in the associated Restricted Share Agreements. Unearned compensation equivalent to the market value of the shares at the date of grant was charged to shareholder's equity as of that date and is being amortized over the one through five year vesting periods as specified in the terms of the individual Restricted Share Agreements. Compensation expense resulting from the amortization of the unearned compensation for the three months ended March 31, 2006 and 2005 was $278,505 and $606,250, respectively.

NOTE 12: INCOME TAXES

Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any Bermuda taxes on their income or capital gains. The Company and its Bermuda subsidiaries will be exempt from such forms of taxation in Bermuda until at least March 2016.

Income from the Company's operations in the United States and from U.S. subsidiaries of the Company is subject to income taxes imposed by U.S. authorities. In addition, the Company's non-U.S. subsidiaries are subject to income taxes imposed by the jurisdictions in which those subsidiaries conduct business.

The Company's effective tax rate is driven by the tax jurisdictions in which it conducts business and to the extent the jurisdictions in which it conducts activities changes, the effective tax rate will change accordingly.

The provision for income taxes detailed below represents the Company's estimate of taxes on income applicable to all jurisdictions and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

The income tax provision/(benefit), all current, for the periods ended March 31, 2006 and 2005 is as follows:

                                 Three Months Ended March 31,
                                 ----------------------------
                                    2006             2005
                                 ------------     -----------
               US:
               Federal           $ 1,932,955      $ 1,135,446
               State and local       619,049          284,993
                                 ------------     -----------
                                   2,552,004        1,420,439
               Other:               (204,329)           2,931
                                 ------------     -----------
                                 $ 2,347,675      $ 1,423,370
                                 ============     ===========

NOTE 13: PENSION BENEFITS

Total employer contributions amounted to $770,822 and $762,773 for the three months ended March 31, 2006 and 2005, respectively. Participants are immediately vested in their account balances.

NOTE 14: GEOGRAPHIC AREA DATA

The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:

                                         Fee Revenue
                                 Three Months Ended March 31,
                                 ----------------------------
                                    2006             2005
                                 -----------      -----------
               U.S.              $19,302,116      $19,537,828
               Non-U.S             7,885,192        7,698,073
                                 -----------      -----------
               Total             $27,187,308      $27,235,901
                                 ===========      ===========

NOTE 15: SUBSEQUENT EVENTS

On April 3, 2006, the Company declared a dividend of $0.30 per share to shareholders of record as of April 13, 2006, payable on April 28, 2006 in the aggregate amount of $14,260,022.

On April 12, 2006, 70,000 restricted shares were granted to an employee at a value of $20.59 per share.

                  Operating and Financial Review and Prospects

Overview

      W.P.  Stewart  &  Co.,  Ltd.,   together  with  its  subsidiaries,   is  a
research-focused investment adviser that manages assets for high net-worth individuals and institutions located throughout the world. Our principal source of revenues is investment advisory fees and, accordingly, fluctuations in financial markets and client contributions and withdrawals have a direct effect on revenues and net income. Additionally, significant components of our expenses are variable in nature and tend to partially offset fluctuations in revenue.

      Our advisory fees are computed quarterly based on account market values and fee rates pursuant to investment advisory contracts with clients. Our general policy is to bill clients quarterly, in advance. Under certain client contracts, we are entitled to receive performance fees when the return on assets under management exceeds specified benchmark returns or other performance targets. Performance fees are recorded as of the date on which the performance period ends.

      Another component of our revenues is brokerage commissions. Commission revenues earned on our brokerage activities, substantially all of which relate to client accounts, vary with account trading activity, account market value and new account generation. Therefore, commission revenue is also affected by market conditions.

      Interest and other revenue primarily consists of interest earned on our cash management activities, interest earned on notes receivable for employee purchases of common shares, investment and foreign currency gains and losses, subscription fees earned from our mutual funds and equity income relating to our investments in unconsolidated affiliates.

      We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits are our largest operating expense, the most significant component of which is compensation paid to our research analysts/portfolio managers. Compensation for substantially all employees varies with operating profit. At the beginning of each year, any such employee is allocated a participation in our compensation pool. Certain employees may also be eligible for other cash or non-cash incentive compensation. Compensation paid depends upon our actual operating profit, as adjusted for amortization of intangibles, non-cash compensation and retirement benefits ("adjusted operating profit"). We review from time to time the percentage of operating profit made available for the compensation pool. Under our variable compensation program, which heavily weights compensation against profit performance, compensation expense currently may vary within a targeted range of adjusted operating profit. Compensation expense for employees participating in the compensation pool was approximately 26% of adjusted operating profit for the year ended December 31, 2005. It is currently anticipated that compensation expense for the year ending December 31, 2006 will be approximately 24%.

      Fees paid out are paid to select banks, investment firms and individuals in at least 10 countries, with whom we have formal marketing arrangements and that make up our network of symbiotic marketers. We consider the banks, investment firms and individuals who gather assets for us to be symbiotic marketers of our services because of the mutual benefits that flow from the relationship - they are able to offer premier equity investment management services to their clients and we are able to extend the reach of our asset-gathering efforts. These fees are based on the market value of referred accounts and vary based on new account generation and fluctuations in the market value of referred accounts.

      Commissions, clearance and trading expenses include fees incurred related to brokerage activities. These transaction-related costs vary directly with trading activity. Transaction costs are reviewed quarterly and are competitive.

      Research  and  administration   expenses  include  research,   travel  and
entertainment,   communications,  information  technology  systems  support  and occupancy.

      Marketing expenses represent costs associated with our internal marketing initiatives and client servicing activities, and include client seminars, marketing related travel, marketing related compensation and other operational expenses.

      Other operating expenses include professional fees consisting of auditing,
tax,   legal  and   consulting   fees,   charitable   contributions   and  other
administration expenses.

      Our effective tax rate is driven by the tax jurisdictions in which we conduct business activity, and to the extent that these activities may change, our tax rate may vary accordingly.

      Substantially all of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually all of our employees are shareholders of W.P. Stewart & Co., Ltd. and participate in the results of our operations.

      Critical Accounting Policies

Goodwill and Intangible Assets Our condensed consolidated statement of financial condition includes substantial assets in the form of goodwill and intangible assets. We account for those assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." The intangible assets were among the assets that we acquired in the business acquisitions described in Note 2 of our condensed consolidated financial statements included with this report. We amortize the intangible assets on a straight-line basis over their estimated useful lives, which range from five to 20 years. We test the carrying values of these assets for impairment annually and whenever events or changes in circumstances indicate that such values may not be recoverable. There would be an impairment loss if and to the extent that the sum of the assets' expected future undiscounted cash flows were to be less than their carrying values. We acquired goodwill in our acquisition of TPR & Partners N.V. Goodwill is the excess of the total acquisition cost over the fair value of the net assets on the date of the acquisition. We do not amortize goodwill, but we test it annually for impairment. If we were to experience a significant reduction in revenues from the acquired businesses or from our reporting units, the carrying values of our goodwill or intangible assets could be materially impaired and the resulting impairment losses could have a material adverse effect on our earnings.

      Operating Results

Three Months Ended March 31, 2006 as Compared to Three Months Ended March 31,
2005

      Assets Under Management

      Assets under management were approximately $9.4 billion at March 31, 2006, a decrease of approximately $0.1 billion or 1.0% from approximately $9.5 billion at December 31, 2005. Assets under management were approximately $8.9 billion at March 31, 2005, a decrease of approximately $0.4 billion or 4.3% from approximately $9.3 billion at December 31, 2004.

      The following table sets forth the total net flows of assets under management for the three months ended March 31, 2006 and 2005, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and closed accounts.

                      Net Flows of Assets Under Management
                                  (in millions)

                                                         Three Months
                                                           March 31,
                                                      --------------------
                                                        2006        2005
                                                      ---------   --------
          Existing Accounts:
            Contributions                             $    329    $   312
            Withdrawals                                   (360)      (281)
                                                      ---------   --------
          Net Flows of Existing Accounts                   (31)        31
                                                      ---------   --------
          Publicly Available Funds:
            Contributions                                   34         54
            Withdrawals                                    (69)       (75)
          Direct Accounts Opened                            57         71
          Direct Accounts Closed                          (228)      (124)
                                                      ---------   --------
          Net New Flows                                   (206)       (74)
                                                      ---------   --------
          Net Flows of Assets Under Management        $   (237)   $   (43)
                                                      =========   ========

      Revenues

      Revenues were $36.2 million for the first quarter of 2006, an increase of $1.4 million or 4.1% from $34.8 million earned for the first quarter of 2005. While fee revenue for the quarter ended March 31, 2006 was essentially the same as the first quarter of 2005, the change was due to a $1.0 million or 14.9% increase in commission revenue and a $0.4 million increase in interest and other revenues. The average gross fee earned from client accounts, was 1.14% annualized for the quarter ended March 31, 2006 as compared to 1.17% annualized for the quarter ended March 31, 2005. The change in the average gross fee rate was due to a slight change in client account mix in favor of larger accounts subject to our fee break, a greater percentage of our accounts having been with us for a longer period of time and having lower fee rates which have been grandfathered under our current fee structure and the fact that several of our large accounts are performance fee based accounts. These accounts have a reduced quarterly base advisory fee and pay a performance fee, if applicable, generally at calendar year-end. Adjusted to exclude the effect of performance fee based accounts, the average gross management fee was 1.27% annualized for the quarter ended March 31, 2006 as compared to 1.28% annualized for the quarter ended March 31, 2005. Because we bill our fees quarterly, in advance, the strong fourth quarter 2004 increase in assets under management had a direct impact on our first quarter 2005 fee revenue. Commission revenue was higher in the quarter due to higher trading volume based upon the investment decisions made by our portfolio managers. Interest and other revenues increased primarily due to an increase in interest income earned on our cash management activities, an increase in investment and foreign currency gains and higher income earned from our unconsolidated affiliates.

      Expenses

      Expenses, excluding income taxes, increased approximately $0.6 million or 3.1% to $21.2 million for the first quarter of 2006 from $20.6 million in the same period of the prior year. The increase was due to changes in operating expenses, including an increase in variable expenses of $0.3 million in fees paid out, which are directly related to assets under management of referred accounts, an increase in commissions, clearance and trading of $0.2 million, which vary with account activity, and an increase in employee compensation and benefits of $0.5 million. During 2004, 2005 and through the first quarter of 2006, the Company issued restricted shares to various employees. The non-cash compensation expense related to these restricted share grants for the first quarter of 2006, which is included in employee compensation and benefits was approximately $280,000 after adjusting for a reversal of approximately $500,000 related to the forfeiture of previously issued restricted shares. We expect non-cash compensation expense related to these restricted share grants to be at least $6.7 million for 2006. We expect that there will be additional issuances of restricted share grants during the second quarter of 2006. Additionally, marketing expenses increased $0.2 million due to increased travel costs related to marketing activities and higher marketing compensation, other operating expenses increased $0.1 million, research and administration expense decreased $0.1 million and depreciation and amortization expense decreased $0.5 million.

      Our income tax expense increased $0.9 million to $2.3 million for the first quarter of 2006 from $1.4 million in the same period of the prior year. The effective tax rate was 15.6% and 10% for the three months ended March 31, 2006 and 2005, respectively. The increase in our tax rate relates to changes in the allocation of our portfolio management activities among various jurisdictions reflecting recent portfolio manager departures and other management changes. The proportion of our various activities based in high-tax jurisdictions has increased somewhat relative to the activity based in lower-tax jurisdictions. We are currently taking steps to restore our historical geographic mix.

      Net Income

      Net income for the quarter ended March 31, 2006 decreased $0.1 million or 1.1% to $12.7 million from $12.8 million in the first quarter of the prior year due to the increase in our effective tax rate, as discussed above.

      Inflation

      Our assets are largely liquid in nature and, therefore, not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as information technology and occupancy costs, which may not be readily recoverable in the pricing of the services that we provide. To the extent inflation results in rising interest rates and has other negative effects upon the securities markets, it may adversely affect our financial position and results of operations.

      Contractual Obligations and Contingent Commitments

      W.P. Stewart & Co., Ltd. has contractual obligations to make future payments under long-term debt and non-cancelable operating lease agreements and has contingent commitments as disclosed in the notes to the condensed consolidated financial statements. The following tables set forth these contractual obligations and contingent commitments as of March 31, 2006:

                                Contractual Obligations
                                     (in millions)
                               --------------------------
                               Remaining 2006   2007-2008   2009-2010   2011-Thereafter   Total
                               --------------   ---------   ---------   ---------------   -----
Long-Term Debt (1)                  $0.6          $1.7        $1.8           $11.1        $15.2
Minimum Rental Commitments          $2.2          $5.8        $6.8           $22.7        $37.5

(1) See Note 6 to the condensed consolidated financial statements for additional information

                                            Contingent Commitments
                                                (in millions)
                                            ----------------------
                                                   Amount of Commitment Expiration Per Period
                                                   ------------------------------------------
                                             2006    2007-2008   2009-2010   2011-Thereafter   Total
                                            ------   ---------   ---------   ---------------   -----
Commitments under letters of credit (2)       --       $1.2         --            $0.7         $1.9

(2) See Note 7 to the condensed consolidated financial statements for additional information.

      Liquidity and Capital Resources

      Our financial condition is highly liquid with principal assets including cash and cash equivalents, investments available for sale and receivables from clients. Cash equivalents are primarily short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Liabilities include operating payables and accrued compensation. Our investment advisory activities do not in general require us to maintain significant capital balances. However, our advisory activities for clients in The Netherlands, the activities of W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, and the sub-advisory activities of W.P. Stewart & Co. (Europe), Ltd., our London-based research affiliate, require us to maintain certain minimum levels of capital.

      We continually monitor and evaluate the adequacy of the capital maintained for those activities and have consistently maintained net capital in excess of the prescribed amounts. Historically, we have met our liquidity requirements with cash generated from our operations.

      We anticipate that our cash flow from operations will be sufficient to meet our debt and other obligations as they come due as well as our anticipated capital requirements. Our liquidity, facilities and overall financial condition remain strong. We have maintained our customary quarterly dividend and have funded that dividend essentially out of operating cash flow. Our board of directors carefully scrutinizes our earnings and cash position quarter-by-quarter to ascertain the prudence of our dividend. Although there can be no guarantee that the dividend will remain at historic levels indefinitely, there currently are no plans for reducing it. Consistent with this focus, our board of directors will continue to monitor our liquidity and our ability to pay dividends and will also consider opportunities for share repurchases with a view toward increasing long-term shareholder value.

                                    EXHIBITS

      See press release attached hereto dated April 27, 2006 regarding the Company's financial results for the first quarter of 2006.

      See press release attached hereto dated May 10, 2006 regarding the Company's Annual General Meeting of shareholders.

      See press release attached hereto dated June 15, 2006 regarding the Company's announcement of the appointment of a Deputy Managing Director of the Company.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        W.P. STEWART & CO., LTD.


Date: June 22, 2006                     By: /s/ Susan G. Leber
                                            ---------------------------------
                                            Name:  Susan G. Leber
                                            Title: Managing Director -
                                                   Chief Financial Officer